

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

December 7, 2009

Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, Nevada 89169

>   **Re: Tropicana Entertainment Inc.**
>   **Form 10-12G**
>   **Filed November 10, 2009**
>   **File No. 000-53831**

Dear Mr. Butera:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is January 11, 2010. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and

refiling it at such time as you are able to respond to any remaining issues or comments.

2. Please state why you are filing this Form 10 at this time.

3. Throughout the registration statement you refer to the issuance of various securities as part of the transactions described in the registration statement, including common stock, warrants, beneficial interests in the litigation trust. Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933. Please tell us if you believe there is an applicable exemption from registration.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. Throughout the registration statement you make references which imply that you already own the casino properties you intend to purchase. For example, on page 11 you refer to "we and our competitors." On page 13 you refer to "our pavilion." On page 18 you refer to "our customer base." Please remove any references that suggest your acquisition of the properties is already complete.

6. We note that some of the terms and descriptions used in your disclosure may be unclear to investors. Please use terms that an ordinary investor could understand. For example only, please explain what you mean by the following terms:

   - "Durable Power of Attorney," page 5;

   - "credit bid," page 7;

   - "stalking horse," page 7.

Business, page 2

Background, page 4

7. Please describe the relationship of Tropicana Entertainment, LLC and Tropicana Finance Corp. to Wimar and TEH.

Bankruptcy Proceedings, page 5

8. Please revise your disclosure to disclose if any other properties or casinos, other than Tropicana AC, were subject to the New Jersey License Denial and the conservatorship.

9.   Please describe Mr. Robert Dingman's relationship to TEH and the relevance of the Evansville Power of Attorney.

10. Please indicate when you expect the Predecessors' Plan of Reorganization to become effective and describe any material conditions that remain open.

11. Please include as an exhibit the Amended and Restated Purchase Agreement entered into on November 4, 2009 that provides for a subsidiary of yours to purchase Tropicana AC. Disclose the name of your subsidiary. Exhibit 21.1 suggests that you have no subsidiaries. Please explain this inconsistency.

12. Please disclose when you expect the sale of Tropicana AC to be completed and any material conditions or other impediments to the sale that currently exist.

13. We note that the OpCo Lenders will receive 12,901,947 shares of your common stock, representing 51% of your outstanding shares. Please revise your disclosure to name the OpCo Lenders, disclose each shareholder's interest and to state clearly that they will become your majority shareholders.

Restructuring Transactions, page 8

14. Your disclosure as currently drafted does not provide a clear picture of the restructuring transactions pursuant to which you will acquire the assets that will become your business. Please describe the material terms of the transaction and name all key parties involved. For example, please describe Mr. Icahn's involvement and role, the current owners of the Predecessors and Adamar, the total amount of consideration for the assets, the liabilities to be assumed and any material continuing obligations. Disclose the material terms of the warrants to be issued, including provisions such as exercise price and term. Describe the "beneficial interests in the Litigation Trust" including who will receive these and what these interests represent.

15. We note your disclosure that the OpCo Lenders will be issued 12,098,053 shares of common stock and the holders of the TE Notes and holders of general unsecured claims will receive warrants to purchase 3,750,000 shares of common stock and beneficial interests in the Litigation Trust. Please clarify if these securities are in addition to the securities issued to the Predecessors. Please disclose all persons who will receive common stock, warrants or other interests in you and their resulting ownership after the completion of all of the transactions.

16. Please include the plan of reorganization as an exhibit to the registration statement.

17. We note the charts on pages 9 and 10. Please revise these charts so they are readable.

Properties and Segments, page 11

18. Please confirm that all of the properties you have described in this section are those that will be acquired pursuant to the plan of reorganization, the November 4, 2009 Amended and Restated Purchase Agreement and any other transactions described in this registration statement. If any properties you describe in this section will not be acquired by you, please explain. To that effect, we note your disclosure on page 27 that you will not own or control Tropicana LV or Tahoe Horizon.

19. We note your disclosure on page 35 regarding the Predecessors' dependence on the slot machine manufacturing industry. Please provide a brief discussion of this dependence within this section. For example, you should disclose whether the Predecessors had any material agreements with slot machine manufacturers, any key manufacturers upon which the Predecessors are dependent and any material impact this may have on your business in the future.

Trademarks, page 19

20. Please disclose the material trademarks of Adamar that will be part of the businesses you acquired. Your current disclosure only refers to the material trademarks of the Predecessors.

Government Regulation, page 20

21. We note your disclose in this section that many jurisdictions' gaming statutes and regulations distinguish between private and "public" gaming companies. To the extent that any of these jurisdictions have regulations that will materially impact the business you intend to operate because you will be a "public" company, please revise your disclosure to briefly describe those regulations and the material effect.

Risk Factors, page 25

22. Please revise your risk factor subheadings to fully describe the specific risks that they highlight. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K. For example only, we note the following subheadings:

- "The uncertainty regarding the eventual outcome of our Plan of Reorganization…," page 26;

- "We may be unable to achieve projected financial results…," page 26; and

- "Our operations will be subject to numerous laws and regulations," page 33.

23. Some of your risk factors lack the specificity required to adequately address the risk presented. Please revise to include quantitative and qualitative disclosure along with specific examples where appropriate. For example only, we note the following risk factors:

- "Issuance of Common Stock to our Management and Directors will dilute our stockholders," page 28;

- "A small number of holders or voting blocks may control the Company," page 28; and

- "Our operations will be subject to numerous laws and regulations," page 33.

24. Please note that each risk factor should present a single, discreet, material risk to your business, financial condition or operations. Many of your risk factors discuss multiple risks. We note the following risk factors by way of example:

- "The uncertainty regarding the eventual outcome of our Plan of Reorganization . . . ," page 26;

- "We face potential successor liability," page 27;

- "The casino, hotel, and resort industry is capital intensive…," page 30; and

- "Regulation by gaming authorities . . . .," page 32.

   Some of these risk factors contain bulleted lists that present multiple risks. To the extent that any of the risks disclosed in these bulleted lists or risk factors are significant enough to warrant separate risk factors, please revise accordingly.

25. We note your disclosure on page 90 that you have not paid and do not intend to pay any dividends in the foreseeable future. Please consider adding a risk factor disclosing that investors in your securities should not expect dividend income.

"We may incur increased costs in connection with the rejection of certain pre-petition contracts," page 27

26. Please revise this risk factor to provide examples of the types of vendors you will be seeking to replace. Also, please include a discussion of the degree to which your business is dependent on these vendors. To the extent that your business is dependent upon any single vendor, please disclose this information in the Business section as well.

"A small number of holders or voting blocks may control the Company," page 28

27. Please disclose the one holder who will own 47% of your common stock. Please also disclose any other significant stockholders.

"We could lose key employees, ...," page 35

28. Please name your key employees in this risk factor. Please also disclose if you intend to enter into employment agreements with such persons.

Management's Discussion and Analysis . . . , page 44

Exit Facility, page 45

29. Please disclose all material terms of the proposed exit facility, including the interest rate, maturity date, key acceleration and termination provisions and material covenants.

30. Please also describe the rights of Icahn Capital in the event of a default under the exit facility. If true, describe any additional control or rights Icahn Capital may have upon an event of default. Consider adding a new risk factor to the extent this poses a material risk to your proposed business.

31. Please tell us how you will account for the issuance of warrants to the Participating Lenders in conjunction with your entrance into the Proposed Exit Facility, and disclose the financial impact this issuance will have on your financial statements within the notes to your pro forma financial statements.

Quantitative and Qualitative Disclosure About Market Risk, page 83

32. We note your disclosure on page 64 that TEH manages market risk arising out of potential fluctuation in interest rates on its and its subsidiaries' variable rate debt, including debt incurred pursuant to the TE Senior Secured Credit Facility and the LandCo Credit Facility, by utilizing interest rate swap agreements. To the extent

that these swap agreements will remain in effect after the Effective Date please provide the disclosure required by Item 305(a) with regard to these instruments.

Properties, page 83

33. Please provide operating data for the portfolio of properties you intend to acquire. For example, disclose occupancy rates, average daily rates ("ADR"), revenue per available room ("RevPar"), significant tenants and lease expirations. Refer to Item 15 of Form S-11 as a guide.

Security Ownership of Certain Beneficial Owners and Management, page 85

34. Please disclose the stockholders who will beneficially own more than 5% of any class of your securities upon completion of the transactions you describe in this registration statement, including the plan of reorganization and the November 4, 2009 Amended and Restated Purchase Agreement.

35. We note your disclosure that you believe after the Effective Date that Icahn Capital will beneficially own approximately 47% of your common stock. Please disclose the natural persons who will be the beneficial owners of the shares held by Icahn Capital.

36. Please also tell us in detail how you calculated this 47% amount.

Directors and Executive Officers, page 86

37. Please revise this section to specifically disclose business experience for the past five years for Messrs. Scott C. Butera, Marc H. Rubinstein, Richard L. Baldwin, and Michael G. Corrigan, pursuant to Item 401(e) of Regulation S-K.

Legal Proceedings, page 89

38. Please include the disclosure required by Item 103 of Regulation S-K regarding the action initiated by the new owners of Tropicana LV.

Description of Registrant's Securities to be Registered, page 90

39. Please include the form of your amended certificate of incorporation as an exhibit to the registration statement.

40. Please expand this section to provide all of the disclosure required by Item 202 of Regulation S-K, including disclosure with respect to the warrants.

Exhibits

41. We refer to Exhibit 10.2. We note this exhibit was filed as a form of agreement. Please tell us why you have filed only the "form of" this agreement rather than the final, executed agreement. We also note that this exhibit does not include the referenced schedules or exhibits attached. Please file the complete agreement.

Adamar of New Jersey, Inc. dba Tropicana Casino and Resort (Debtor in Possession)

Valuation of Long-Lived Assets, page FIN-D-6

42. We note that as of June 30, 2009, the book value of Adamar's Property and equipment is $715 million, and that the estimated fair value of that property and equipment disclosed in note 4 to your pro forma financial statements is $385 million. Please tell us whether or not these assets were evaluated for impairment during the six months ended June 30, 2009, and if so, please tell us the results of that testing. If not, please tell us why you did not believe that a triggering event had occurred that would warrant such a review.

Columbia Properties Vicksburg, LLC (Debtor in Possession)

Note 6 – Affiliate Transactions, page FIN-F-17

43. We note that you have fully reserved the principal and interest due from TE under the $7 million loan made in 2007, but it does not appear you have established any reserve for the principal or interest due on the $2 million loan made to TE in September 2008. Please tell us why all of these amounts are not fully reserved.

JMBS Casino, LLC (Debtor in Possession)

Note 6 – Affiliate Transactions, page FIN-H-17

44. We note that you have fully reserved the principal and interest due from TE under the $5 million loan made in 2007, but it does not appear you have established any reserve for the principal or interest due on the $2.5 million loan made to TE in September 2008 or the $1.5 million loan made to TE in June 2009. Please tell us why all of these amounts are not fully reserved.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Restructuring Transactions, page FIN-J-8

45. We note your disclosure regarding the valuation methods used to estimate the Predecessors' enterprise value. Please expand this disclosure to include all of the

items in ASC 852-10-50-7. Specifically tell us and disclose the weighting that was given to each method as well as the key assumptions that were used and the basis for those assumptions (i.e. discount rates, growth rates, number of years cash flows were projected, inputs to the terminal value calculation, etc.).

46. Please tell us if you considered the determination of an estimated enterprise value to be an impairment triggering event for the long-lived assets, intangible assets, and/or goodwill of the predecessors as of June 30, 2009. If not, please explain.

47. We note the fair values that you assigned to the assets and liabilities upon emergence. Please tell us and disclose how you determined the fair values in detail for each kind of asset and liability.

48. Please tell us why you believe the fair value of the Predecessor's assets significantly exceeds the enterprise value of the Predecessors. Given the methods used to determine the enterprise value of the Predecessors, it seems that this value should approximate the fair value of the Predecessor's assets.

4. Tropicana AC Acquisition, page FIN-J-9

49. We note the fair values that you assigned to the assets and liabilities of Tropicana AC. Please tell us and disclose how you determined the fair values in detail for each kind of asset and liability.

50. Please tell us why you believe the fair value of Tropicana AC's assets significantly exceeds the purchase price. Given the open bidding process for these assets which did not net any bids in excess of $200 million, it seems that this value should approximate the fair value of Tropicana AC's assets.

5. Pro Forma Adjustments – Restructuring Transactions, page FIN-J-10

51. Please reconcile the amounts that are impacted by adjustment 5(b). We would anticipate that the balances transferred from due to or due from affiliates would equal the amounts reclassified to accounts receivable or accounts payable, but it is not clear how this reconciles.

6. Pro Forma Adjustments – Tropicana AC Acquisition, page FIN-J-13

52. Please clarify where the payoff of the note referred to in note 6(k) is disclosed in the pro forma financial statements, or elsewhere in the filing. Furthermore, please tell us your basis for including this adjustment in your pro forma financial statements. It appears that this adjustment may be related to adjustment 6(d); please also explain how the balances will be eliminated and provide your factual support.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Scott C. Butera
Tropicana Entertainment Inc.
December 7, 2009
Page 11

        You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        Sonia Gupta Barros
                                        Special Counsel

cc: R. Henry Kleeman
        Kirkland & Ellis LLP
        Via Facsimile: (312) 862-2200